EXHIBIT (a)(17)


                                       10

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          THE LIMITED, INC. REPORTS MAY COMPARABLE STORE SALES OF 10%


                  DUTCH AUCTION TENDER OFFER EXTENDED 48 HOURS
          TO 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, JUNE 3RD

     Columbus, Ohio (June 1, 1999) -- The Limited, Inc. (NYSE/LSE: LTD) reported comparable store sales for the four-week period ended May 29, 1999 increased 10%. The Company reported net sales of $728.4 million for the four-week period ended May 29, 1999, an increase of 8%, compared to sales of $677.2 million for the comparable four-week period ended May 30, 1998. Net sales in 1998 include the results of Abercrombie & Fitch Co. (NYSE: ANF) through May 19, 1998. ANF became independent from The Limited, Inc. after the May 1998 exchange offer.

     The Company's comparable store sales increased 12% for the seventeen weeks ended May 29, 1999. Sales of $2.833 billion increased 6% for the seventeen weeks ended May 29, 1999, from sales of $2.685 billion for the same period last year.

     In order to allow shareholders adequate time to consider the information included in this press release, the Company is extending its tender offer to purchase up to 15 million shares of its common stock for 48 hours. The offer, proration period and withdrawal rights will now expire at 12:00 midnight, New York City time, on Thursday, June 3, 1999, unless further extended by the Company. The self-tender is being made only by means of an Offer to Purchase and related documents, copies of which were mailed to all shareholders and filed with the Securities and Exchange Commission, and may also be obtained from the information agent, D.F. King & Co., Inc.

     The Limited, Inc., through Express, Lerner New York, Lane Bryant, Limited Stores, Structure, Limited Too, Galyan's and Henri Bendel, presently operates 3,399 specialty stores. The Company also owns approximately 84% of Intimate Brands, Inc. (NYSE: IBI), the leading specialty retailer of intimate apparel, beauty and personal care products through the Victoria's Secret and Bath & Body Works brands. Victoria's Secret products are available through 853 lingerie and beauty stores, the Victoria's Secret Catalogue and online at www.VictoriasSecret.com. Bath and Body Works products are available in 1,108 stores.

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For further information, please contact:    Tom Katzenmeyer
                                            Vice President
                                            Investor Relations
                                            The Limited, Inc.
                                            614-415-7076
                                            www.limited.com